

Mail Stop 7010

March 4, 2009

via U.S. mail and facsimile

Mark Comerford, Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue, Kokomo, Indiana
Kokomo, Indiana, 46904-9013

> **RE:** **Haynes International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed November 24, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 001-33288**

Dear Mr. Comerford:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies and Estimates, page 50

Pension and Postretirement Benefits, page 50

1. We note you have used an expected rate of return on plan assets of 8.5% for the three years ended September 30, 2008, and the quarter ending December 31, 2008. You recorded an actual loss on plan assets of $23.6 million as of September 30, 2008, and the equity markets have continued to fall. Given the economic environment please tell us and discuss in future filings the factors you considered in determining your expected rate of return on plan assets. Also, discuss the expected impact of recent economic events on your pension plans. For example, discuss the expected impact on future pension expense and funding obligations from a decrease in plan assets. Expand the discussion of your assumptions to include an analysis of the sensitivity of your expected return assumption on pension expense.

Item 13. Certain Relationships and Related Transactions, page 95

2. Please tell us, and in future filings disclose, the information required by Item 404(b) of Regulation S-K. Refer to Question 130.06 of the Regulation S-K Compliance & Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Critical Accounting Policies and Estimates, page 22

Impairment of Long-lived Assets, Goodwill and Other Intangible Assets, page 23

3. We note you tested goodwill and trademarks for impairment during the quarter ended December 31, 2008, in part due to the economic environment and volatility in your stock price. Although you concluded your intangible assets were not impaired because fair value exceeded the carrying values, we note that as of December 31, 2008, market cap exceeded equity due to the decline of your share price. In light of this, additional disclosure is required for an investor to reasonably assess the potential for an impairment charge. In future filings please revise your disclosure to address the following:

   • Disclose the material assumptions used under your valuation method for each of your reporting units and intangible assets.

- Disclose the reporting units identified for your impairment testing.
- For any reporting unit or intangible asset where the estimated fair value does not significantly exceed the carrying value, please disclose the amount of headroom.
- Provide an analysis of the sensitivity of significant assumptions to the estimated fair value of your reporting units and intangible assets.
- Disclose the factors that materially impact your estimation of the fair value of your reporting units, including any material uncertainties that could result in a material change to your disclosed assumptions.
- If applicable, discuss how the assumptions and methodologies used for valuing goodwill and intangible assets in the current period have changed since the prior year, highlighting the impact of any changes.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Item 4. Controls and Procedures, page 26

4. We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures were effective as of December 31, 2008 in providing reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

Mark Comerford, Chief Executive Officer
Haynes International, Inc.
March 4, 2009
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief